                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                               (AMENDMENT NO. 2)


                  Under the Securities Exchange Act of 1934

                            Syntroleum Corporation
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                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                  871630 10 9
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                                (CUSIP Number)


                                Kenneth L. Agee
                            Syntroleum Corporation
                              1350 South Boulder
                                  Suite 1100
                          Tulsa, Oklahoma  74119-3295
                                 (918)592-7900

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 30, 1998
            (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 140.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.
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  CUSIP NO. 871630 10 9
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kenneth L. Agee
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4

      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                                4,925,188
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                4,925,188
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        4,925,188
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        18.3%
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      TYPE OF REPORTING PERSON*
14

        IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

AMENDMENT NO. 2 TO SCHEDULE 13D.

     Kenneth L. Agee ("Mr. Agee") hereby amends and supplements ("Amendment No. 2") his statement on Schedule 13D, as originally filed by Mr. Agee on August 17, 1998 (the "Original Statement"), and as amended by Amendment No. 1 filed by Mr. Agee on October 9, 1998 ("Amendment No. 1"), with respect to the common stock, par value $.01 per share (the "Common Stock") of Syntroleum Corporation, a Kansas corporation ("Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement and Amendment No. 1.

ITEM 5.    Interest in Securities of the Issuer

     Item 5 of the Schedule 13D, as amended, is hereby amended to read in its entirety as follows:

     Mr. Agee may be deemed to be the beneficial owner of an aggregate of 4,925,188 shares of Common Stock (approximately 18.3% of the approximately 26,900,052 shares outstanding, determined by reference to the approximately 26,900,052 shares of Common Stock outstanding reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 filed with the Securities and Exchange Commission on November 13, 1998). Mr. Agee has the sole power to vote and dispose of shares of Common Stock directly beneficially owned by him.

     Included in the referenced shares are 58,044 shares of Common Stock owned by his children for which Mr. Agee serves as custodian under the Oklahoma Uniform Transfers to Minors Act. As custodian, Mr. Agee has the sole power to vote and dispose of such shares. As a result, Mr. Agee may be deemed to be the beneficial owner of the shares of Common Stock owned by his children; however, Mr. Agee disclaims the beneficial ownership of the Common Stock owned by his children.

     Also included in the referenced shares are 10,749 shares which Mr. Agee will have the right to acquire pursuant to stock options granted by the Issuer to Mr. Agee. These options will become exercisable by Mr. Agee on February 9, 1999, and, in accordance with Securities and Exchange Commission Rule 13d-3, are deemed to be beneficially owned by Mr. Agee because such options will become exercisable within 60 days of the filing of this Amendment No. 2. See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, for a discussion of Mr. Agee's options.

     See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer for a discussion of Mr. Agee's contribution of 100,000 shares of Common Stock to a charitable remainder trust which shares are excluded from the aggregate shares beneficially owned by Mr. Agee set forth above.

     Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Agee has not effected any transaction in Common Stock during the past sixty days.

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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D, as amended, is hereby further amended and supplemented as follows:

     Effective October 30, 1998, Kenneth L. and Cindy A. Agee contributed 100,000 shares of Common Stock (the "Trust Shares") to the Kenneth L. Agee and Cindy A. Agee Charitable Remainder Unitrust (the "Trust"). The Trust is an irrevocable trust and The First National Bank and Trust Company of Broken Arrow (the "Bank") is the sole trustee of the Trust. The Bank is not an affiliate of either Mr. or Mrs. Agee or the Issuer and has sole power to vote or dispose of the Trust Shares. Following contribution of the Trust Shares to the Trust, the Bank expressed its intention to sell the Trust Shares and, on December 11, 1998, the Trust sold 5,000 of the Trust Shares.

     The noncharitable beneficiaries of the Trust are the Agees and their children and, upon their earlier deaths or expiration of the term of the Trust, the charitable beneficiary of the Trust is a religious organization.

     During each year of the Trust term, the Trustee will make distributions in the amount of 18% of the net fair market value of the Trust assets to Mr. and Mrs. Agee ("Initial Income Beneficiaries") or, upon the death of the last surviving Initial Income Beneficiary, their children ("Successor Income Beneficiaries") or, upon the death of the last surviving Successor Income Beneficiary, to a religious organization. Distributions are to be made quarterly. The Trust term is for a period of the earlier of (i) five years, or
(ii) the death of the last surviving Initial Income Beneficiary and the death of the last surviving Successor Income Beneficiary, at which time the then remaining principal and undistributed income of the Trust will be distributed to the religious organization.

     The Agees disclaim beneficial ownership of the Trust Shares and the filing of this Amendment No. 2 shall not be deemed an admission that the Agees are the beneficial owners of the Trust Shares for the purpose of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

     As set forth in Item 4 of the Original Statement, the Issuer assumed, pursuant to the Agreement and Plan of Merger ("Merger Agreement") dated as of March 30, 1998 between the Issuer and Syntroleum Corporation, an Oklahoma corporation ("Old Syntroleum"), Mr. Agee's options to purchase shares of Old Syntroleum Common Stock granted under Old Syntroleum's 1993 Stock Option and Incentive Plan (the "Old Syntroleum Stock Option Plan"), a copy of which was filed as Exhibit B to the Original Statement. In accordance with the Merger Agreement, Mr. Agee's options have been adjusted so that they now constitute options to purchase 32,247 shares of Common Stock. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant of the options by Old Syntroleum (February 9, 1998), at a purchase price of $20.28 per share (110% of the fair market value on the effective date of the Merger), and expire five years from such date of grant. Since the first one-third of Mr. Agee's options in the amount of 10,749 shares will become exercisable within 60 days of the filing of this Amendment No. 2, Mr. Agee is, in accordance with Securities and Exchange

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Commission Rule 13d-3, deemed to be the beneficial owner of such shares and they have been included in the total shares beneficially owned by Mr. Agee as set forth in this Amendment No. 2.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit F  Kenneth L. Agee and Cindy A. Agee Charitable Remainder Unitrust,
                The First National Bank and Trust Company of Broken Arrow, Trustee.

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 5, 1999.

                                     /s/  Kenneth L. Agee
                                     ------------------------------
                                     Kenneth L. Agee

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